FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January, 2005


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information

24 January 2005

        BG Group and Enel sign Brindisi LNG Sale and Purchase Agreement

BG Group has today announced the signing of a Sale and Purchase Agreement (SPA) for the supply of 3.2 billion cubic metres per annum (bcma), or 2.4 million tonnes per annum (mtpa), of LNG to Enel, beginning in 2008, at the Brindisi LNG terminal in southern Italy. This supply will initially be sourced from Egyptian LNG Train 2, the output of which was sold in its entirety to BG Group's subsidiary, BG Gas Marketing (as announced on 25 September 2003).

Until Brindisi LNG is operational the production from Egyptian LNG Train 2, in which BG Group is a 38 per cent shareholder, will be supplied primarily to the Lake Charles LNG importation terminal in Louisiana, USA.

On 20 December 2004, Brindisi LNG SpA, a joint venture between BG Group and Enel, announced that the Engineering, Procurement and Construction (EPC) contract for the LNG importation terminal had been awarded to a consortium led by Tecnimont SpA and including Mitsubishi Heavy Industries Ltd, Grandi Lavori Fincosit SpA, Consorzio Cooperativa Costruttori, Sofregaz S.A and Vinci Construction Grands Projets SAS.

Speaking today, BG Group Executive Vice President Mediterranean Basin and Africa, Stuart Fysh, said: "This sale of LNG to Enel, together with the recent Brindisi LNG EPC contract award, represents a significant step forward in the development of the Brindisi LNG terminal and the importation of a new long term source of competitively priced natural gas to Italy. Brindisi is an important building block in the development of BG's strategic plans for LNG transportation and trading in the Atlantic Basin."

The Brindisi LNG terminal, which is strategically located to receive LNG from the Mediterranean and Atlantic Basin and from the Gulf states will be capable of processing 8 billion cubic metres - or 6 million tonnes - of natural gas per annum. It is scheduled to begin operating in 2008.

 There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2003.

Notes to Editors:

BG Group has been operating in Italy for over ten years and is active in the Exploration & Production and Power Generation sectors. To date, the Group has invested about 180 million euros in the country's energy sector. With Italian partners, BG Italia operates eight of the 14 exploration permits and applications in which it participates in the Po Valley and the Sicily Channel. BG Italia is a shareholder in Serene S.p.A., a joint venture company, which owns and operates approximately 400 megawatts of co-generation units located in five sites adjacent to Fiat Auto factories.

BG Group works across the spectrum of the gas chain. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.

Since January 2004, BG LNG Services, LLC (BGLS), has held 100% of the capacity rights at North America's largest operating import terminal, Lake Charles in Louisiana. This has the capability to receive, store, vaporise and deliver an average daily send out of 630 million cubic feet per day (mmscfd). Expansion work is scheduled to increase the average send-out rate to 1.2 billion cubic feet per day (bcfd) by the start of 2006, and to 1.8 bcfd by mid-2006. BGLS also has, since January 2004, supply and regasification rights of 446 mmscfd at the Elba Island LNG terminal near Savannah, Georgia, and is involved with KeySpan in proposals to develop and upgrade an LNG terminal at Providence, Rhode Island.

In Trinidad and Tobago, BG is a shareholder in Atlantic LNG, which has three trains producing 10 million tonnes per annum (mtpa) of LNG, most of which is sold in the United States market. Train 4 - expected to be the largest LNG train ever constructed - is scheduled to enter production in the first quarter of 2006, giving ALNG the capability to produce over 15 mtpa, with scope for further growth.

In the Middle East, BG Group is a shareholder in Egyptian LNG, which is building two trains to utilise gas from fields in the offshore Nile Delta. Train 1 is due on stream in 2005 with a planned output of 3.6 mtpa - all pre-sold to Gaz de France. BG Gas Marketing, a wholly owned BG Group subsidiary, has purchased the entire 3.6 mtpa output of Train 2. A third ELNG train is under consideration. There is scope at the development site for up to six trains.

In the United Kingdom, BG Group is a shareholder in The Dragon LNG importation terminal in Milford Haven in West Wales. This GBP250 million LNG facility is scheduled to be operational in the fourth quarter of 2007.

Enquiries:

Communications +44 (0) 118 929 3717
Out of hours media assistance: +44 (0) 7917 185 707

Investor Relations +44 (0) 118 929 3025

Website: www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 24 January 2005                            By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary